EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2003	2004	2005	2006	2007
Fixed charges and preferred stock dividends:

Interest	$ 345	$ 332	$ 342	$ 413	$ 379

Interest portion of annual rentals	4	4	5	6	6

Preferred dividends of subsidiaries (1)	11	12	10	15	14

Total fixed charges	360	348	357	434	399

Preferred dividends for purpose of ratio	-	-	-	-	-

Total fixed charges and preferred dividends for purpose of ratio	$ 360	$ 348	$ 357	$ 434	$ 399

Earnings:

Pretax income from continuing operations	$ 814	$ 1,105	$ 947	$ 1,732	$ 1,649

Add:
Total fixed charges (from above)	360	348	357	434	399

Distributed income of equity investees	72	59	73	431	19

Less:
Interest capitalized	26	8	28	58	100

Equity in income (loss) of unconsolidated subsidiaries and joint ventures	5	36	66	156	90

Minority interest in income of consolidated subsidiaries	-	-	-	7	31

Total earnings for purpose of ratio	$ 1,215	$ 1,468	$ 1,283	$ 2,376	$ 1,846

Ratio of earnings to combined fixed charges and preferred stock dividends	3.38	4.22	3.59	5.47	4.63

Ratio of earnings to fixed charges	3.38	4.22	3.59	5.47	4.63

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.